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SEC
Mail Processing
Section
FEB 14 2018
Washington DC
416

SI

18001097

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51811

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Optsecurities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South College Street, Suite 1600
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Hershman 704-731-5970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GreerWalker LLP
(Name – *if individual, state last, first, middle name*)

15 South Main Street Suite 800	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, Elizabeth Hershman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Optsecurities LLC, as of February 13, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Esther Ungerer
Notary Public
Union County
My Commission Expires 10/15/2019
North Carolina

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPTSECURITIES, LLC

Financial Statements and Supplemental Disclosures
for the Year Ended December 31, 2017 and
Report of Independent Registered
Public Accounting Firm

TABLE OF CONTENTS

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Optsecurities, LLC:

Opinion on the Financial Statements

We have audited the accompanying financial statements of Optsecurities, LLC (the "Company"), which are comprised of the statement of financial condition as of December 31, 2017, and the related statements of operations, changes in member's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended and the related notes to the financial statements and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Optsecurities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Optsecurities, LLC. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Optsecurities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information on pages 9 to 11 has been subjected to audit procedures performed in conjunction with the audit of Optsecurities, LLC's financial statements. The supplemental information is the responsibility of Optsecurities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the auditors for Optsecurities, LLC since 2004.

GreerWalker LLP

Certified Public Accountants
February 12, 2018
Greenville, South Carolina

OPTSECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash and cash equivalents	$	23,250
Accounts receivable		3,660
Prepaid expenses		557
Deposits		6,826
Commissions receivable		83,790
TOTAL ASSETS	$	118,083
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Commissions payable	$	83,790
TOTAL LIABILITIES	$	83,790
MEMBER'S EQUITY	$	34,293
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	118,083

See notes to financial statements

OPTSECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:		
Broker-dealer 12b(1) fees	$	29,323
Commissions		423,327
Total	$	452,650
EXPENSES:		
Commissions	$	423,327
Brokerage expenses		9,215
Office expense		14,000
Professional fees		14,050
Other		4,293
Total	$	464,885
NET LOSS	$	(12,235)

See notes to financial statements

OPTSECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Total Member's Equity
BALANCE, DECEMBER 31, 2016	$ 32,528
Net loss	(12,235)
Contributions made by members	14,000
BALANCE, DECEMBER 31, 2017	$ 34,293

See notes to financial statements

OPTSECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(12,235)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		73
Commissions receivable		(83,790)
Deposits		993
Commissions payable		83,790
Net cash applied to operating activities		(11,169)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member Contributions		14,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,831
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		20,419
CASH AND CASH EQUIVALENTS, END OF YEAR	$	23,250

See notes to financial statements

OPTSECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2017

SUBORDINATED LIABILITIES, DECEMBER 31, 2016	$	-
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2017		-
SUBORDINATED LIABILITIES, DECEMBER 31, 2017	$	-

See notes to financial statements

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Optsecurities, LLC (the "Company") is a limited liability company and operates as a registered broker-dealer specializing in selling mutual fund shares and variable life insurance. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Accounts Receivable – The Company extends credit to its clients for brokerage fees. As of December 31, 2017, the Company considers all such receivables fully collectible, and therefore, no allowance for bad debt has been provided. As of December 31, 2016, the Company had 12b-1 fees receivable of $3,660.

Revenue Recognition – The Company recognizes revenue related to 12b-1 fees based upon the period in which such fees are earned. The Company recognizes revenue related to CaR commissions based upon the period in which such commissions are earned.

Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the member includes its allocable share of the Company's taxable income or loss in its income tax return.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2017, the tax years ended December 31, 2014 through 2017 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2017.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 12, 2018, which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017, the Company had net capital of $23,250, which was $17,664 in excess of its required net capital of $5,586.

As of December 31, 2017, the Company's ratio of aggregate indebtedness to adjusted net capital was 0.36 to 1.

3. RELATED PARTY TRANSACTIONS

Optcapital, LLC, a company related through common ownership, provides office space, supplies, computer equipment, and personnel to the Company for its use in day-to-day operations. Expenses paid

or payable to Optcapital, LLC in accordance with the expense-sharing agreement with the Company totaled $14,000 for the year ended December 31, 2017. Per the Management Agreement, Optcapital, LLC contributed capital of $14,000 during 2017 to forgive the expenses due to Optcapital as of December 31, 2017.

The Company has a sales agreement with an employee of Optpeople, Inc. a variable interest entity of Optcapital, LLC to pay commissions related to the sale of CaR products by Optcapital, LLC. Commissions are earned and paid through the Company. Revenue and expenses related to the CaR commission agreement totaled $423,327 for the year ended December 31, 2017. As of December 31, 2017, accrued CaR commissions receivable and payable totaled $83,790.

4. MEMBER'S EQUITY

The Member is subject to the Company's operating agreement which stipulates, among other things, the terms under which income and losses are allocated, distributions are made, membership interest can be transferred, and new members can be admitted.

5. SUPPLEMENTAL CASH FLOW INFORMATION

Optcapital, LLC contributed capital of $14,000 to Optsecurities to reduce the Company's liability to Optcapital, LLC as outlined in the Management Agreement between Optsecurities and Optcapital, LLC.

OPTSECURITIES, LLC

RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2017 (Unaudited)	$	23,250
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2017 (Audited)	$	23,250

See report of independent registered public accounting firm

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
OPTSECURITIES, LLC as of 12/31/17

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	34,293	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				34,293	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	34,293	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 11,043	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	11,043)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	23,250	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	23,250	3750

OMIT PENNIES

See report of independent registered public accounting firm

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

OPTSECURITIES, LLC as of 12/31/17

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	5,586	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,586	3760
14. Excess net capital (line 10 less 13)	$	17,664	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	14,871	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	83,790	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	83,790	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	360.39	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See report of independent registered public accounting firm

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Member of Optsecurities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Optsecurities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Optsecurities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Optsecurities, LLC stated that Optsecurities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Optsecurities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Optsecurities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GreerWalker LLP

Certified Public Accountants
February 12, 2018
Greenville, South Carolina

OPTSECURITIES, LLC

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2017

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption (k)(2)(i) of Rule 15c3-3. During the fiscal year ending December 31, 2017, the Company met the exemption provisions identified without exception.

I, Elizabeth Hershman, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Elizabeth Hershman

Elizabeth Hershman
Title: Chief Financial Officer
February 12, 2018

See report of independent registered public accounting firm